Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Combining Our Strengths

This opportunity is about improving lives and combining the strengths of Kindred and RehabCare. By bringing together these two strongly-aligned organizations, we will deliver on the promises of both companies to provide hope, healing, recovery and regain lives for our patients and residents as we improve care coordination and return them home.

We are bringing together dedicated and compassionate therapists, physicians, nurses and caregivers to best serve patients and residents where and when they need us most. The combined company will be poised to more effectively and efficiently Continue the Care for patients in communities nationwide.

You will find that Kindred Healthcare shares RehabCare’s dedication to deliver the highest quality care to the patients and residents entrusted to our care. Presently, Kindred operates 696 post-acute sites of service – long-term acute care hospitals, transitional care or subacute centers, skilled nursing and rehabilitation centers, including Alzheimer’s and dementia care, assisted living communities, home care and hospice, and provides contract rehabilitative services across the entire post-acute continuum – in 40 states.

To get to know us better, please take a moment to view a webcast available on our home page at www.kindred-healthcare.com as Kindred’s President and CEO Paul Diaz discusses Kindred, our commitment to quality and this transaction.

Q.	Why have we decided to combine these two companies?

A.	Combining the strengths of Kindred and RehabCare will establish the nation’s premier provider of post-acute care in the United States. Collectively, our physicians, caregivers and therapists will be able to deliver the highest quality, most integrated and coordinated patient care management from hospital to home.

February, 2011

Q.	What will the company look like after the transaction is complete?

A.	As a result of this transaction, the combined company will be the largest and most diverse provider of post-acute care and services nationwide featuring 118 long-term acute care hospitals, 226 nursing and rehabilitation centers, 121 inpatient rehabilitation facilities (primarily hospital-based units) and 1,808 rehab therapy service contracts and operations in 46 states.

Q.	What changes will RehabCare patients notice?

A.	With your support, your patients will receive uninterrupted service. Everyone will continue to deliver quality services to the patients we treat, their family members, and all customers with whom we interact in the same way you do today.

Q.	What changes will RehabCare employees notice?

A.	At the field level there will be little to no change across the board in all three RehabCare divisions. There will be minor changes in top-level reporting structures after the close of the transaction and 98% of RehabCare employees will retain their jobs.

Several of the individual leaders that you are accustomed to at RehabCare will continue to fill key leadership roles at Kindred after the close of the transaction. This includes Pat Henry as Executive Vice President of Skilled Nursing Rehabilitation Services (SRS) operations, Mary Pat Welc as Senior Vice President of Hospital Rehabilitation Services (HRS) operations, and Brock Hardaway as Executive Vice President of the newly formed Southwest Region of Kindred’s Hospital Division (HD).

Q.	What will happen to the RehabCare name?

A.	RehabCare’s name is synonymous with quality rehabilitative care and we respect the reputation it has earned during its nearly 30-year history. After the transaction is complete, we will retain the RehabCare name for the combined Skilled Nursing Rehabilitation Services (SRS) and Hospital Rehabilitation Services (HRS) businesses.

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Q.	Will there be any changes to my benefits?

A.	RehabCare employees will stay on their current medical and dental plans through the end of 2011. You will have an opportunity in the fall to participate in Kindred’s Open Enrollment for 2012.

Q.	What other opportunities will this transaction create for employees?

A.	Kindred’s robust health information technology (IT) system will be enhanced with RehabCare’s IT innovations in the use of hand-held technology in the contract rehab setting. Kindred has a demonstrated history of investing in its employees through educational, and professional and leadership development opportunities that will continue in the combined company.

Q.	When will the transaction be final?

A.	The completion of the proposed acquisition is subject to the receipt of certain regulatory and other approvals. We expect to complete this transition in the second quarter of 2011. However, that date could slide. We will keep you posted as we move through the process.

Q.	When will RehabCare employees receive updates?

A.	We will keep you up to date as progress is made and assure you are kept informed as we move forward. We will continue to communicate to you during this transition process.

Q.	What should I do during the transition?

A.	Keep doing what you have been doing so well. Patients still need the care you provide, and you should stay focused on your role and support the RehabCare management goals and directions through the transition period. Until closing we need to continue to act as competitors. You should treat Kindred employees as competitors. Do not coordinate your actions with theirs or share any competitively sensitive information with them without guidance from legal counsel. From a legal and business perspective, it is critically important to maintain RehabCare’s business as completely independent from Kindred’s until the closing is complete.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-200 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,800 employees in 40 states. At December 31, 2010, Kindred through its subsidiaries provided healthcare services in 696 locations, including 89 long-term acute care hospitals, 226 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 381 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies in 2009 and 2010, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the defini-tive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.